SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(MARK ONE)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
FOR THE YEAR ENDED DECEMBER 31, 2005.
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
FOR THE TRANSITION PERIOD FROM TO
COMMISSION FILE NUMBER: 001-15405

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

AGILENT TECHNOLOGIES, INC.
401(K) PLAN

B.	NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

AGILENT TECHNOLOGIES, INC.
395 PAGE MILL ROAD
PALO ALTO, CALIFORNIA 94306

AGILENT TECHNOLOGIES, INC.
401(k) PLAN

Financial Statements and Supplemental Schedule
December 31, 2005 and 2004

Table of Contents

Page
Report of Independent Registered Public Accounting Firm	3

Financial Statements:
Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6

Supplemental Schedule as of December 31, 2005	11

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and
Plan Administrator of the
Agilent Technologies, Inc.
401(k) Plan

We have audited the financial statements of the Agilent Technologies, Inc. 401(k) Plan (the Plan) as of December 31, 2005 and 2004, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 9, 2006

AGILENT TECHNOLOGIES, INC.
401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

	December 31
	2005	2004
Assets:
Investments, at fair value	$1,571,874	$1,585,055
Investments, at contract value	197,074	—
Participant loans	13,041	15,540
Assets held for investment purposes	1,781,989	1,600,595
Cash in transit for Stable Value Fund	—	250,359
Employer’s contribution receivable	4,300	4,460
Accrued income receivable	3	247
Receivable from broker for securities sold	260	8,099
Total assets	1,786,552	1,863,760
Liabilities:
Accrued fees payable	87	—
Payable to broker for securities purchased	31	3,284
Reverse repurchase agreement	—	3,967
Total liabilities	118	7,251
Net assets available for benefits	$1,786,434	$1,856,509

See notes to financial statements.

AGILENT TECHNOLOGIES, INC.
401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(in thousands)

	Years ended December 31,
	2005	2004
Additions to net assets attributed to:
Investment income:
Dividends and interest	$72,430	$30,640
Net realized and unrealized appreciation in fair value of investments	115,886	65,036
	188,316	95,676
Contributions:
Participants’	102,705	90,471
Employer’s	36,559	36,095
	139,264	126,566
Total additions	327,580	222,242
Deductions from net assets attributed to withdrawals and distributions	278,514	179,955
Net increase prior to transfer	49,066	42,287
Transfer of assets to Avago 401(k) Plan)	(119,141)	—
Net increase (decrease) in net assets	(70,075)	42,287
Net assets available for benefits:
Beginning of year	1,856,509	1,814,222
End of year	$1,786,434	$1,856,509

See notes to financial statements.

AGILENT TECHNOLOGIES, INC.
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

NOTE 1 - THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General - The following description of the Agilent Technologies, Inc. 401(k) Plan (the Plan), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan provides benefits to eligible employees, as defined in the Plan document. The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended (the Code) and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Company intends that the Plan be qualified pursuant to Sections 401(a) and 401(k) of the Code.

Administration - The Board of Directors of the Company has appointed a Benefits Committee (the Committee) with certain authority to manage the policy, design and administration of the Plan. The Company has contracted with Fidelity Management Trust Company (Fidelity) to act as the trustee and an affiliate of Fidelity to process and maintain the records of participant data. Substantially all expenses incurred for administering the Plan are paid by the Company.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of accounting - The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America. Sales and purchases are recorded on the trade date. Benefits are recorded when paid. Dividends are recorded on the ex-dividend date.

Investments - Investments of the Plan are held by Fidelity, as trustee, and invested based solely upon instructions received from participants.

The Plan’s investments in Company common stock, Hewlett-Packard Company common stock, (an investment option that was eliminated effective December 31, 2004 and was completely liquidated on January 7, 2005), and mutual funds are valued at fair value as of the last day of the Plan year, as measured by quoted market prices. Bank collective funds are valued at fair value as of the last day of the Plan year, as reported to the Plan by Fidelity. Participant loans are valued at cost, which approximates fair value.

On December 31, 2004, investments in the Fidelity Institutional Money Market Fund and the Fidelity Intermediate Bond Fund were sold. These trades were settled on January 3, 2005 and invested in assets which comprise a new Stable Value Fund created for the Plan and managed for the Plan by Deutsche Asset Management.

The Plan’s Stable Value Fund is comprised primarily of investments in bank collective funds and synthetic investment contracts. Since the Stable Value Fund is benefit responsive, the investments included in the Stable Value Fund are stated at contract value. The contract value approximates the fair value of these contracts. Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals. Synthetic investment contracts consist of various contracts with banks or other institutions which provide for fully benefit-responsive withdrawals by Plan participants in the Stable Value Fund at contract value. There are no limitations on liquidity guarantees, and no valuation reserves are being recorded to adjust contract amounts.

Also on December 31, 2004, investments in Morgan Stanley Mid Cap Growth Fund and Janus Aspen Worldwide

Growth Fund were mapped to the BNY Hamilton Small Cap Growth Fund and the Templeton Foreign Fund A, respectively.

Income taxes - The Plan has been amended since receiving its latest favorable determination letter dated January 2, 2003. The Company believes that the Plan is operated in accordance with, and qualifies under, the applicable requirements of the Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

Risks and uncertainties - The Plan provides for various investment options in any combination of investment securities offered by the Plan. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 2 - RELATED PARTY TRANSACTIONS

Certain Plan investments are managed by an affiliate of Fidelity, the trustee of the Plan. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

As allowed by the Plan, participants may elect to invest a portion of their accounts in the Agilent Technologies Stock Fund (the Fund), which is primarily invested in shares of Agilent Technologies, Inc. common stock. Investments in the Fund are at the direction of the Plan participants. The shares of Agilent Technologies, Inc. common stock are traded in the open market.

NOTE 3 - PARTICIPATION AND BENEFITS

Eligibility - Employees who are eligible to participate in the Plan include those employees of the Company and its designated domestic subsidiaries who are on the U.S. dollar payroll and who are employed as regular full-time or regular part-time employees of the Company. There is no waiting period for eligibility.

Participant contributions - Upon initially becoming an eligible employee, a participant is deemed to have elected a 3% deferral effective on the first day of commencement of participation, unless that employee makes a change to that election in the manner prescribed by the Plan. Participating employees can elect to have the Company contribute up to 50% of their eligible pre-tax compensation, not to exceed the amount allowable under the Plan document and current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant’s direction. The Plan also allows eligible participants to make a catch-up contribution up to the maximum allowed under current income tax regulations.

Participants are also allowed to make rollover contributions of eligible distributions received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

Employer contributions - The Company makes matching contributions as required by the Plan document. In 2005 and 2004, the Company matched 100% of the employee’s salary deferral for the first 3% of employee’s eligible pre-tax compensation, and 50% of the employee’s salary deferral for the next 2% of employee’s eligible pre-tax compensation. The Company matching contribution is deposited into the individual employee’s Plan account after the end of each of the Company’s fiscal quarters, which are January 31, April 30, July 31 and October 31. To receive the Company match, the participant must be an employee of the Company at these dates, consistent with the terms of the Plan, except for certain retirees and deceased employees who either retired or died during the fiscal quarter.

Both employee deferrals and Company contributions in 2005 and 2004 have been made in cash for all funds; however, Company contributions invested in the Fund may be made in either cash or common stock of the Company. No Company contributions have been made in the form of common stock of the Company in 2005 and 2004.

Vesting - Participants are 100% vested in their salary deferrals and rollover contributions, and Company matching contributions transferred to their accounts at the end of each corresponding fiscal quarter, subject to the terms of the Plan.

Participant accounts - Each participant’s account is credited with the participant’s salary deferrals, Plan earnings or losses and an allocation of the Company’s matching contribution. Allocation of the Company’s matching contribution is based on participant salary deferrals, as defined in the Plan.

Participants can transfer their invested funds among the available investment options and/or change the investment of their future contributions as often as desired. These transfers and changes must be made in whole percent increments. Prior to January 1, 2005, initial contributions for new hires were automatically invested in the Fidelity Institutional Money Market Fund, the fund designated as the Plan default fund, until the participant made a change to that investment election. Effective January 1, 2005, the retirement age-appropriate Fidelity Freedom Fund was selected as the Plan’s default fund because each fund is a blend of stocks, bonds and short-term investments designed to provide an age-appropriate asset allocation for an investor based on his or her targeted retirement date.

Payment of benefits - Upon termination of employment, the participants or beneficiaries may elect to leave their account balance in the Plan, or receive their total benefits in a lump sum amount equal to the value of the participant’s interest in their account in the form of rollovers or payments in cash and stock. The Plan allows for automatic lump sum distribution of participant account balances. To comply with the Department of Labor’s regulations on mandatory cash-out distributions, Agilent Technologies, Inc. amended the Plan effective March 28, 2005, to lower the dollar threshold for automatic lump sum distributions from $5,000 to $1,000.

Loans to participants - The Plan allows participants to borrow not less than $1,000, and up to the lesser of $50,000 or 50% of their account balance. The loans are secured by the participant’s balance. Such loans bear interest at a rate fixed at the time of the loan at the prime rate plus one-half percent and must be repaid to the Plan between one year and four years. Generally, loans are repaid semi-monthly via automatic payroll deduction. The Plan allows terminated participants to electronically continue to repay their loan after termination of employment. The specific terms and conditions of such loans are established by the Committee. Outstanding loans at December 31, 2005 carry interest rates ranging from 4.5% to 10%.

NOTE 4 - PLAN TRANSFER

In December 2005, Plan assets of approximately $119,141,000 were transferred from the Plan to the Avago Technologies, Inc. 401(k) Plan via a trust-to-trust asset transfer as part of the Company’s sale of the Semiconductor Products Group.

NOTE 5 - INVESTMENTS

The number of shares of Agilent Technologies, Inc. common stock in the Fund was 5,305,902 and 8,156,011 as of December 31, 2005 and 2004, respectively. The fair value of the Agilent common stock included in the Fund was approximately $176,633,000 and $196,540,000 at December 31, 2005 and 2004, respectively. The Fund assigns units of participation to those participants with account balances in the Fund. The total number of units in the Fund at December 31, 2005 and 2004 was 7,220,709 and 11,063,873 respectively, and the net unit value was $24.69 and $17.92 respectively, at these dates. The Fund is comprised primarily of Agilent Technologies, Inc. common stock purchased on the open market. The Fund also includes a minor investment in the Fidelity Institutional Money Market Fund.

Effective July 1, 2005, the Plan was amended to implement the following Fund restrictions:

•                  Limit investment elections for participant and Company matching contributions to the Fund to no more than 25% of the total contribution

•                  Prohibit investment elections of contributions in the Fund if the participant’s balance in the Fund would be greater than or equal to 25% of the participant’s total balance in the Plan.

•                  Prohibit exchanges into the Fund if, after the exchange, the participant’s balance in the Fund would be greater than or equal to 25% of the participant’s total 401(k) balance.

The number of shares of Hewlett-Packard Company common stock in the Hewlett-Packard Stock Fund (the H-P Fund) was 1,991,987 as of December 31, 2004. The fair value of the Hewlett-Packard Company common stock included in the H-P Fund was approximately $41,766,000 at December 31, 2004. The H-P Fund assigned units of participation to those participants with account balances in the H-P Fund. The total number of units in the H-P Fund at December 31, 2004 was 1,224,200 and the net unit value was $34.12.

The H-P Fund was eliminated effective at the close of the market on December 31, 2004. Any assets remaining in this fund as of the liquidation date were transferred to the new default fund, the retirement age-appropriate Fidelity Freedom Fund, based on the participant’s targeted retirement date.

Effective January 1, 2005, the Plan offered a Stable Value Fund, which invests in bank collective funds and synthetic investment contracts, to provide participants with a stable, fixed-rate of return and protection of principal from market changes.

The average yield of the various investment contracts in the Stable Value Fund for 2005 was approximately 4.02%. The crediting interest rates at December 31, 2005 ranged from 4.07% to 4.42% with a weighted average crediting interest rate of 4.28%. The interest rate paid by the issuer or contract rate may be fixed over the life of the contract or adjusted periodically, but cannot fall below 0%. The fair value of the underlying assets related to the synthetic investment contracts was $192,249,000 at December 31, 2005, resulting in positive wrapper values totaling $4,825,000 at December 31, 2005.

The following table is a summary of the fair or contract values of investments and investment funds that represent 5% or more of the Plan’s net assets at December 31 (in thousands):

	2005	2004
Pyramid Intermediate Fixed Income Fund	$116,821	—
Fidelity Contrafund	250,438	221,374
Fidelity Growth and Income Fund	88,603	112,295
Fidelity Magellan Fund	232,824	305,104
Fidelity Low-Priced Stock Fund	153,606	172,528
Spartan U.S. Equity Index Fund	132,782	132,045
Templeton Foreign Fund A	102,680	106,027
Agilent Technologies, Inc. common stock	176,633	196,540

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the years ended December 31 (in thousands):

	2005	2004
Common stock	$61,651	$(52,256)
Mutual funds	54,235	117,292
TOTAL	$115,886	$65,036

NOTE 6 - PLAN TERMINATION OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA.

NOTE 7 - SUBSEQUENT EVENTS:

Effective June 1, 2006 the Plan replaced the BNY Hamilton Small Cap Growth Fund with the Old Mutual Copper Rock Emerging Growth Fund.

Effective June 1, 2006 Agilent Technologies, Inc. spun off its Semiconductor Test business to a subsidiary named Verigy. The account balances of Verigy employees will be transferred from the Plan to the Verigy 401(k) Plan via a trust-to-trust transfer.

AGILENT TECHNOLOGIES, INC.	EIN: 77-0518772
401(k) PLAN	PLAN #003

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2005

(in thousands)

	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value
	Stable Value Fund Holdings:
*	Fidelity Institutional Money Market	Short-term investment	$4,164
	Pyramid Intermediate Fixed Income Fund	Bank collective fund	116,821
	Pyramid Short Managed Maturing	Bank collective fund	30,233
	Pyramid Intermediate Managed Maturing	Bank collective fund	41,031
	Total bank collective funds		188,085
	Total fair value of underlying assets		192,249
	Bank of America, N.A.	Wrapper values	800
	IXIS Capital Markets	Wrapper values	1,612
	Chase Manhattan Bank	Wrapper values	800
	Monumental Life Insurance	Wrapper values	1,613
	Total wrapper values		4,825
	Total contract value of Stable Value Fund Holdings		197,074
	Barclays Global Investors US Debt Index	Bank collective fund	8,047
	Barclays Global Investors EAFE Equity Index	Bank collective fund	37,574
	State Street Global Advisors TIPS Fund	Bank collective fund	18,236
	Harbor Capital Appreciation Fund	Mutual fund	45,159
	ICAP Equity Portfolio Fund	Mutual fund	37,938
	Templeton Foreign Fund A	Mutual fund	102,680
	PIMCO Total Return Fund	Mutual fund	81,473
	Domini Social Equity Fund	Mutual fund	8,507
	Bank of New York Hamilton Small Cap Growth Fund	Mutual fund	46,323
	Goldman Sachs US Small Cap Value Equity Fund	Mutual fund	23,956
*	Fidelity Institutional Money Market Fund	Money market	1,607
*	Agilent Technologies, Inc. common stock	Common Stock	176,633
*	Fidelity Magellan Fund	Mutual fund	232,824
*	Fidelity Contrafund	Mutual fund	250,438
*	Fidelity Growth and Income Fund	Mutual fund	88,603
*	Fidelity Low-Priced Stock Fund	Mutual fund	153,606
*	Spartan Extended Market Index	Mutual fund	57,374
*	Spartan U.S. Equity Index Advantage Class Fund	Mutual fund	132,782
*	Fidelity Freedom Income Fund	Mutual fund	555
*	Fidelity Freedom 2000	Mutual fund	522
*	Fidelity Freedom 2010	Mutual fund	11,047
*	Fidelity Freedom 2020	Mutual fund	16,149
*	Fidelity Freedom 2030	Mutual fund	4,793
*	Fidelity Freedom 2040	Mutual fund	2,929
*	Fidelity Freedom 2005	Mutual fund	3,123
*	Fidelity Freedom 2015	Mutual fund	12,689
*	Fidelity Freedom 2025	Mutual fund	13,200
*	Fidelity Freedom 2035	Mutual fund	3,107
*	Participant loans	Interest rates ranging from 4.5% to 10%	13,041
		Total	$1,781,989

*       Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 16, 2006	By:	/s/ David B. Cooper, Jr.
David B. Cooper, Jr.
Senior Vice President, Finance, and Treasurer

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Mohler, Nixon & Williams Accountancy Corporation